EXHIBIT 99.4
                                                                   ------------


===============================================================================


                                FIRST AMENDMENT



                            DATED AS OF MAY 7, 2007



                                     TO THE



                           COMBINATION AGREEMENT AND


                          AGREEMENT AND PLAN OF MERGER



                          DATED AS OF JANUARY 29, 2007


                                     AMONG


           ABITIBIBOWATER INC. (FORMERLY ALPHA-BRAVO HOLDINGS INC.),


                           ABITIBI-CONSOLIDATED INC.,


                             BOWATER INCORPORATED,


                          ALPHA-BRAVO MERGER SUB INC.,


                                      AND


                              BOWATER CANADA INC.


===============================================================================

         This FIRST AMENDMENT TO THE COMBINATION AGREEMENT AND AGREEMENT AND PLAN OF MERGER is dated as of May 7, 2007 (this "AMENDMENT") and is made among ABITIBIBOWATER INC. (formerly Alpha-Bravo Holdings Inc.), a Delaware corporation ("PARENT"), ABITIBI-CONSOLIDATED INC., a corporation amalgamated under the laws of Canada ("ACI"), BOWATER INCORPORATED, a Delaware corporation ("BOWATER"), ALPHA-BRAVO MERGER SUB INC., a Delaware corporation ("MERGER SUB"), and BOWATER CANADA INC., a corporation incorporated under the laws of Canada ("EXCHANGECO").

         WHEREAS, Parent, ACI, Bowater, Merger Sub and ExchangeCo entered into that certain Combination Agreement and Agreement and Plan of Merger, dated as of January 29, 2007 (the "COMBINATION AGREEMENT");

         WHEREAS, all of the parties to the Combination Agreement desire to amend the Combination Agreement as set forth below;

         NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in the Combination Agreement, and subject to the conditions set forth therein, the parties hereto agree as follows:

                                   ARTICLE I

                                   AMENDMENT

SECTION 1.01 Exhibit B to the Combination Agreement is hereby deleted in its entirety and replaced with the exhibit attached hereto as Schedule A.

SECTION 1.02 In all other respects, the Combination Agreement shall remain unamended and in full force and effect.

                                   ARTICLE II

                               GENERAL PROVISIONS

SECTION 2.01 All capitalized terms used herein and not herein defined shall of the respective meanings ascribed thereto in the Combination Agreement.

SECTION 2.02 This Amendment may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 2.03 Without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any other jurisdictions other than those of the State of New York, this Amendment shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with, and any disputes or litigation arising out of or relating, directly or indirectly, to this Amendment shall be interpreted, construed and governed by and in accordance with, the Laws of the State of New York, except to the extent mandatorily governed by the Laws of Canada or the Laws of the province of Quebec or the internal laws of the State of Delaware, as applicable.

                      [SIGNATURE PAGES IMMEDIATELY FOLLOW]

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers hereunto duly authorized, all as of the date first written above.


                                  ABITIBIBOWATER INC.


                                  By:  /s/ John W. Weaver
                                       ---------------------------------------
                                       Name:  John W. Weaver
                                       Title: Chairman


                                  By:  /s/ David J. Paterson
                                       ---------------------------------------
                                       Name:  David J. Paterson
                                       Title: President


                                  ABITIBI-CONSOLIDATED INC.


                                  By:  /s/ John W. Weaver
                                       ---------------------------------------
                                       Name:  John W. Weaver
                                       Title: President and Chief Executive
                                              Officer


                                  By:  /s/ Pierre Rougeau
                                       ---------------------------------------
                                       Name:  Pierre Rougeau
                                       Title: Senior Vice-President, Corporate
                                              Development and Chief Financial
                                              Officer


                                  BOWATER INCORPORATED


                                  By:  /s/ David J. Paterson
                                       ---------------------------------------
                                       Name:  David J. Paterson
                                       Title: President and Chief Executive
                                              Officer

                                  ALPHA-BRAVO MERGER SUB INC.


                                  By:  /s/ John W. Weaver
                                       ---------------------------------------
                                       Name: John W. Weaver
                                       Title: Chairman


                                  By:  /s/ David J. Paterson
                                       ---------------------------------------
                                       Name: David J. Paterson
                                       Title: President


                                  BOWATER CANADA INC.


                                  By:  /s/ William G. Harvey
                                       ---------------------------------------
                                       Name: William G. Harvey
                                       Title: Director

                                   SCHEDULE A

                                    EXHIBIT B

                           FORM OF PLAN OF ARRANGEMENT
                                UNDER SECTION 192
                     OF THE CANADA BUSINESS CORPORATIONS ACT


                                   ARTICLE 1
                                 INTERPRETATION

1.1  DEFINITIONS

     In addition to terms defined elsewhere in this Plan of Arrangement, the following terms, when used in this Plan of Arrangement, shall have the meanings set forth below and grammatical variations of such terms shall have corresponding meanings:

     "ACI" means Abitibi-Consolidated Inc., a corporation amalgamated under the laws of Canada;

     "ACI COMMON SHARES" means the common shares in the share capital of ACI;

     "ACI EXCHANGECO CERTIFICATES" has the meaning ascribed thereto in Section 4.2;

     "ACI EXCHANGE FUND" has the meaning ascribed thereto in Section 4.1;

     "ACI EXCHANGE RATIO" means 0.06261;

     "ACI MEETING" means the meeting of holders of ACI Common Shares, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, or at which will be considered, the Arrangement and other matters related to the Combination Agreement and the Arrangement;

     "ACI PARENT CERTIFICATES" has the meaning ascribed thereto in Section 4.3;

     "ACI  SHARE-BASED  AWARD"  has the  meaning  ascribed  thereto  in Section
     2.2(d);

     "ACI STOCK PLANS" has the meaning ascribed thereto in Section 2.2(d);

     "ACI STOCK OPTIONS" means the options to purchase ACI Common Shares granted under the ACI Stock Option Plans, and being outstanding and unexercised on the Effective Date;

     "ARRANGEMENT" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 9.04 of the Combination Agreement or Article 6 hereof or made at the direction of the Court in the Final Order;

     "ARRANGEMENT RESOLUTION" means the special resolution of the holders of the ACI Common Shares, to be considered at the ACI Meeting, substantially in the form and content of Exhibit A to the Combination Agreement;

     "ARTICLES OF ARRANGEMENT" means the articles of arrangement of ACI in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

     "BOWATER" means Bowater Incorporated, a Delaware corporation, and any successor corporation thereto;

     "BOWATER COMMON STOCK" means shares of the common stock, par value $1.00 per share, of Bowater;

     "BOWATER EXCHANGE RATIO" means 0.52

     "BUSINESS DAY" means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York or in Montreal, Quebec;

     "CALLCO" means Bowater Canadian Holdings Incorporated, a corporation incorporated under the laws of the Province of Nova Scotia and a Subsidiary of Bowater;

     "CANADIAN TAX ACT" means the INCOME TAX ACT (Canada) and the regulations adopted thereunder, in each case as now in effect and as the same may be amended from time to time;

     "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, as amended;

     "CERTIFICATE" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

     "CIRCULAR" means the notice of the ACI Meeting to be sent to holders of ACI Common Shares as of the record date fixed in respect of the ACI Meeting and the accompanying management information circular in connection with the ACI Meeting, as amended, supplemented or otherwise modified, including all appendices and schedules thereto;

     "COMBINATION AGREEMENT" means the combination agreement and agreement and plan of merger made as of January 29, 2007 among Parent, ACI, Bowater, Merger Sub and ExchangeCo, as may be amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

     "COURT" means the Superior Court, District of Montreal, Province of Quebec;

     "DIRECTOR" means the Director appointed pursuant to section 260 of the CBCA;

     "DISSENT RIGHTS" has the meaning ascribed thereto in Section 3.1;

     "DISSENTING SHAREHOLDER" means a holder of ACI Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

     "EFFECTIVE DATE" means the date shown on the Certificate, provided that such date occurs on or prior to the Termination Date;

     "EFFECTIVE  TIME" means o [a.m.] [p.m.]  (Montreal  time) on the Effective
     Date;

     "ELECTION DEADLINE" means 5:00 p.m. (local time) at the place of deposit on the date which is two Business Days prior to the date of the ACI Meeting;

     "EXCHANGE AGENT" means o at its offices set out in the Letter of Transmittal and Election Form;

     "EXCHANGEABLE SHARE ELECTED SHARE" means any ACI Common Share held by a holder who is neither a Non-Resident of Canada nor a Tax Exempt Shareholder and in respect of which an effective election pursuant to
     Section 2.3(a) has been made, in a duly completed Letter of Transmittal and Election Form received by the Exchange Agent on or prior to the Election Deadline, to exchange under the Arrangement for a number of Exchangeable Shares equal to the product of the total number of ACI Common Shares held by that holder multiplied by the ACI Exchange Ratio;

     "EXCHANGEABLE  SHARE LIMIT" means (i) 20%  multiplied  by the aggregate of
     (x) the number of ACI Common Shares that are issued and outstanding immediately prior to the Effective Time multiplied by the ACI Exchange Ratio, (y) the number of shares of Bowater Common Stock that are issued and outstanding immediately prior to the Effective Time multiplied by the Bowater Exchange Ratio and (z) the number of Exchangeable Shares that are issued and outstanding immediately prior to the Effective Time multiplied by the Bowater Exchange Ratio; minus (ii) the number of Exchangeable Shares that are issued and outstanding immediately prior to the Effective Time multiplied by the Bowater Exchange Ratio;

     "EXCHANGEABLE SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be substantially as set out in Appendix I hereto;

     "EXCHANGEABLE SHARES" means validly issued Exchangeable Shares in the capital of ExchangeCo, having substantially the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions;

     "EXCHANGECO" means Bowater Canada Inc., a corporation incorporated under the laws of Canada which will change its name to "AbitibiBowater Canada Inc." on the Effective Date;

     "EXCESS PARENT SHARES" has the meaning ascribed thereto in Section 4.6;

     "EXCESS PARENT SHARES TRUST" has the meaning  ascribed  thereto in Section
     4.6;

     "EXCESS  EXCHANGEABLE  SHARES" has the meaning ascribed thereto in Section
     4.6;

     "EXCESS  EXCHANGEABLE  SHARES TRUST" has the meaning  ascribed  thereto in
     Section 4.6;

     "FINAL ORDER" means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

     "GOVERNMENTAL AUTHORITY" means any federal, state, provincial, territorial or local government of any relevant country or jurisdiction, any subdivision, agency, board, court, commission or authority thereof, or any quasi-governmental body, arbitral body with legal jurisdiction or any organized securities exchange or taxing authority;

     "HOLDERS" means, when used with reference to the ACI Common Shares, the holders of ACI Common Shares shown from time to time in the register maintained by or on behalf of ACI in respect of the ACI Common Shares and, when used with reference to the Exchangeable Shares, means the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of ExchangeCo in respect of the Exchangeable Shares;

     "INTERIM ORDER" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by section 2.06 of the Combination Agreement;

     "LAW" means any statute, law, bylaw, ordinance, rule, regulation, order or permit (of any relevant country or jurisdiction) adopted, passed, issued, promulgated or entered into by any Governmental Authority;

     "LETTER OF TRANSMITTAL AND ELECTION FORM" means the letter of transmittal and election form for use by holders of ACI Common Shares, in the form accompanying the Circular;

     "LIQUIDATION  CALL  RIGHT"  has the  meaning  ascribed  thereto in Section
     5.2(a);

     "LIQUIDATION DATE" has the meaning ascribed thereto in the Exchangeable Share Provisions;

     "MERGER SUB" means Alpha-Bravo Merger Sub Inc., a Delaware corporation;

     "NON-RESIDENT OF CANADA" means: (i) a person who is not a resident of Canada for the purposes of the Canadian Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Canadian Tax Act;

     "NYSE" means The New York Stock Exchange, Inc.;

     "PARENT" means Alpha-Bravo Holdings Inc., a Delaware corporation which has changed its name to "AbitibiBowater Inc.", and any successor corporation thereto;

     "PARENT COMMON STOCK" means the common stock  par value U.S.$.01 of Parent;

     "PARENT ELECTED SHARE" means any ACI Common Share held by a holder who is neither a Non-Resident of Canada nor a Tax Exempt Shareholder and in respect of which an effective election pursuant to Section 2.3(a) has been made, in a duly completed Letter of Transmittal and Election Form received by the Exchange Agent on or prior to the Election Deadline, to exchange under the Arrangement for a number of shares of Parent Common Stock equal to the product of the total number of ACI Common Shares held by that holder multiplied by the ACI Exchange Ratio or that is deemed to be a Parent Elected Share pursuant to Section 2.3(b);

     "PARENT OPTION" has the meaning ascribed thereto in Section 2.2(c);

     "PARENT STOCK-BASED AWARD" has the meaning ascribed thereto in Section 2.2(d);

     "PERSON" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

     "REDEMPTION  CALL  PURCHASE  PRICE" has the  meaning  ascribed  thereto in
     Section 5.3(a);

     "REDEMPTION  CALL  RIGHT"  has the  meaning  ascribed  thereto  in Section
     5.3(a);

     "REDEMPTION DATE" has the meaning ascribed thereto in the Exchangeable Share Provisions;

     "SHARE CERTIFICATE" has the meaning ascribed thereto in Section 4.3;

     "SUBSIDIARY" of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of the second person's Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by the first person;

     "TAX EXEMPT SHAREHOLDER" means a holder of ACI Common Shares that is generally exempt from tax under Part I of the Canadian Tax Act by virtue of subsection 149(1) of the Canadian Tax Act;

     "TERMINATION DATE" means January 31, 2008, or such later date as may be mutually agreed by the parties to the Combination Agreement;

     "TRANSFER AGENT" has the meaning ascribed thereto in Section 5.2(b); and

     "TSX" means The Toronto Stock Exchange.

1.2  SECTIONS AND HEADINGS

     The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement. 1.3 NUMBER, GENDER AND PERSONS

     In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders. ARTICLE 2 ARRANGEMENT 2.1 BINDING EFFECT

     This Plan of Arrangement, within the meaning of section 192 of the CBCA, will become effective at, and be binding at and after, the Effective Time on
(i) ACI, (ii) Parent, Bowater, CallCo and ExchangeCo, (iii) all holders and all beneficial owners of ACI Common Shares, (iv) all holders and all beneficial owners of Exchangeable Shares and Parent Options from time to time, (v) all holders of ACI Stock Options and ACI Share-Based Awards and (vi) all holders and beneficial owners of Parent Common Stock received in exchange for Exchangeable Shares or on the exercise of Parent Options.

2.2  ARRANGEMENT

     Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

     (a) each Parent Elected Share will be transferred by the holder thereof to Parent in exchange for the number of shares of Parent Common Stock equal to the ACI Exchange Ratio, and such transfer shall be reflected in the register of holders of ACI Common Shares and to the register of holders of Parent Common Stock accordingly;

     (b) each Exchangeable Elected Share will be transferred by the holder thereof to ExchangeCo in exchange for the number of Exchangeable Shares equal to the ACI Exchange Ratio, and such transfer shall be reflected in the register of holders of ACI Common Shares and to the register of holders of Exchangeable Shares accordingly;

     (c) each ACI Stock Option shall be exchanged with Parent for an option (a "PARENT OPTION") to purchase a number of shares of Parent Common Stock equal to the product of the ACI Exchange Ratio multiplied by the number of ACI Common Shares subject to such ACI Stock Option. Such Parent Option shall provide for an exercise price per share of Parent Common Stock equal to the exercise price per share of such ACI Stock Option immediately prior to the Effective Time divided by the ACI Exchange Ratio. If the foregoing calculation results in a Parent Option of a particular holder being exercisable for a total number of shares of Parent Common Stock that includes a fraction of a share of Parent Common Stock, then the total number of shares of Parent Common Stock subject to such Parent Option shall be rounded to the nearest whole number of Parent Common Stock and the total exercise price for the Parent Option will be appropriately adjusted by the exercise price of the fractional share of Parent Common Stock. The term to expiry, conditions to and manner of exercising, and all other terms and conditions of a Parent Option will otherwise be unchanged, and any document or agreement previously evidencing an ACI Stock Option shall thereafter evidence and be deemed to evidence such Parent Option;

     (d) At the Effective Time, each right of any kind, contingent or accrued, to receive ACI Common Shares or benefits measured by the value of a number of ACI Common Shares, and each award of any kind consisting of ACI Common Shares, granted under the employee and director stock plans of ACI (the "ACI STOCK PLANS") (including restricted stock, restricted stock units, deferred stock units and dividend equivalents), other than ACI Stock Options (each, an "ACI SHARE-BASED AWARD"), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to ACI Common Shares and shall be converted, at the Effective Time, into a right or award with respect to shares of

          Parent Common Stock (a "PARENT STOCK-BASED AWARD"), on the same terms and conditions as were applicable under ACI Share-Based Awards (but taking into account any changes thereto, including the acceleration thereof, provided for in ACI Stock Plans, in any award agreement or in such ACI Share-Based Award by reason of this Plan of Arrangement or the transactions contemplated hereby). The number of shares of Parent Common Stock subject to each such Parent Stock-Based Award shall be equal to the number of ACI Common Shares subject to ACI Share-Based Awards, multiplied by the ACI Exchange Ratio (with the resulting product rounded to the nearest whole share). All dividend equivalents credited to the account of each holder of a ACI Share-Based Award as of the Effective Time shall remain credited to such holder's account immediately following the Effective Time, subject to adjustment in accordance with the foregoing;

     (e) As soon as practicable after the Effective Time, Parent shall deliver to the holders of ACI Stock Options and ACI Share-Based Awards appropriate notices setting forth such holders' rights pursuant to the respective ACI Stock Plans and agreements evidencing the grants of such ACI Stock Options and ACI Share-Based Awards, and stating that such ACI Stock Options and ACI Share-Based Awards and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.2 after giving effect to the Arrangement and the terms of ACI Stock Plans); and

     (f) Prior to the Effective Time, ACI shall take all necessary action for the adjustment of ACI Share-Based Awards under this Section 2.2. Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Options and Parent Stock-Based Awards as a result of the actions contemplated by this Plan of Arrangement.

2.3  ELECTIONS

     (a) Each person who, at or prior to the Election Deadline, is a holder of record of ACI Common Shares and who is neither a Non-Resident of Canada nor a Tax Exempt Shareholder, will be entitled, with respect to all or a portion of such shares, to make an election at or prior to the Election Deadline to receive (i) Exchangeable Shares or (ii) shares of Parent Common Stock, in exchange for such holder's ACI Common Shares, on the basis set forth herein and in accordance with such arrangements and procedures as will be agreed upon in good faith by Parent, Bowater, Merger Sub, CallCo, ExchangeCo and ACI, including the form of the Letter of Transmittal and Election Form containing the elections and the procedures governing transmittal.

     (b) Each ACI Common Share held by a holder who is either a Non-Resident of Canada or a Tax Exempt Shareholder or in respect of which an effective election pursuant to Section 2.3(a) has not been made (other than ACI Common Shares held by Dissenting Shareholders who are ultimately entitled to be paid the fair value of the ACI Common Shares held by them) will be deemed to be a Parent Elected Share and will receive the number of shares of Parent Common Stock equal to the product of the total number of ACI Common Shares held by that holder multiplied by the ACI Exchange Ratio on the basis set forth herein.

2.4  EXCHANGEABLE SHARE LIMIT

     In the event that the aggregate number of Exchangeable Shares that would, but for this Section 2.4, be issued to holders of ACI Common Shares pursuant to
Section  2.2  exceeds  the  Exchangeable   Share  Limit,  then  the  number  of
Exchangeable Shares to be issued to any holder, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, the numerator of which is the Exchangeable Share Limit, and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all holders; and such holder shall be deemed to have elected to receive a number of shares of Parent Common Stock for their ACI Common Shares equal to the number of Exchangeable Shares that, but for this
Section 2.4, such holder would have received, less the actual number of Exchangeable Shares such holder receives pursuant to this Section 2.4. No fractional shares shall be issued to holders of ACI Common Shares in the event that the Exchangeable Share Limit is exceeded and any shares issued pursuant to the procedure set forth in this Section 2.4 shall be subject to the procedure set forth in Section 4.6.

2.5  ADJUSTMENTS TO ACI EXCHANGE RATIO

     The ACI Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or ACI Common Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change that affects all outstanding Parent Common Stock, Bowater Common Stock or ACI Common

Shares occurring after the date of the Combination Agreement and prior to the Effective Time.

                                   ARTICLE 3
                               RIGHTS OF DISSENT

3.1  RIGHTS OF DISSENT

     Holders of ACI Common Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the CBCA and this Section 3.1 (the "DISSENT RIGHTS") in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by ACI not later than 5:00 p.m. (Montreal time) on the Business Day preceding the ACI Meeting. Holders of ACI Common Shares who duly exercise such rights of dissent and who:

     (a) are ultimately determined to be entitled to be paid fair value for their ACI Common Shares shall be deemed to have transferred such ACI Common Shares to ACI for cancellation on the Effective Date prior to any of the steps described in Section 2.2 hereof; or

     (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their ACI Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of ACI Common Shares and shall receive a number of shares of Parent Common Stock equal to the number of ACI Common Shares held by the holder multiplied by the ACI Exchange Ratio;

     but in no case shall Parent, Bowater, ExchangeCo, CallCo, ACI or any other person be required to recognize such holders as holders of ACI Common Shares after the Effective Time, and the names of such holders of ACI Common Shares shall be deleted from the register of holders of ACI Common Shares at the Effective Time.

                                   ARTICLE 4
                       CERTIFICATES AND FRACTIONAL SHARES

4.1  EXCHANGE AGENT

     At the Effective Time, ExchangeCo and Parent shall deposit with the Exchange Agent, certificates representing that number of whole Exchangeable Shares and that number of whole shares of Parent Common Stock to be delivered pursuant to the Arrangement upon the exchange of ACI Common Shares. In addition, Parent and ExchangeCo shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 4.3 hereof and cash in lieu of any fractional shares payable pursuant to Section 4.6 hereof. All Exchangeable Shares, shares of Parent Common Stock, dividends and distributions deposited with the Exchange Agent pursuant to this Section 4.1 shall hereinafter be referred to as the "ACI EXCHANGE FUND".

4.2  CERTIFICATES REPRESENTING EXCHANGEABLE SHARES

     At or promptly after the Effective Time, ExchangeCo shall deposit with the Exchange Agent, for the benefit of the holders of ACI Common Shares who will receive Exchangeable Shares in connection with the Arrangement, certificates representing that number of whole Exchangeable Shares to be delivered pursuant to Section 2.2 hereof upon the exchange of ACI Common Shares (the "ACI EXCHANGECO CERTIFICATES"). Upon surrender to the Exchange Agent for cancellation of an ACI ExchangeCo Certificate that immediately prior to the Effective Time represented ACI Common Shares that were exchanged for Exchangeable Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such ACI ExchangeCo Certificate under the CBCA and the articles and by-laws of ACI, and such additional documents and instruments as the Exchange Agent may reasonably require, the holder of such surrendered ACI ExchangeCo Certificate shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Exchangeable Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.4 hereof and any cash in respect of a fractional interest in a share pursuant to
Section 4.6 hereof,  in each case less any amounts withheld pursuant to Section
4.11 hereof), and the ACI ExchangeCo Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of ACI Common Shares that is not registered in the transfer records of ACI, a certificate representing the proper number of Exchangeable Shares may be issued to the transferee if the certificate representing such ACI Common Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.2, each ACI ExchangeCo Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Exchangeable Shares as contemplated by this Section 4.2, (ii) a cash payment in respect of any fractional interest in a share as contemplated by Section 4.6 hereof and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to such shares as contemplated by Section 4.4 hereof, in each case less any amounts withheld pursuant to Section 4.11 hereof.

4.3  CERTIFICATES REPRESENTING PARENT COMMON STOCK

     At or promptly after the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of ACI Common Shares who will receive shares of Parent Common Stock in connection with the Arrangement, certificates representing that number of whole shares of Parent Common Stock issued pursuant to Section 2.2 hereof in exchange for outstanding ACI Common Shares (the "ACI PARENT CERTIFICATES" and, together with the ACI ExchangeCo Certificates, the "SHARE CERTIFICATES" ). Upon surrender to the Exchange Agent for cancellation of an ACI Parent Certificate which immediately prior to the Effective Time represented ACI Common Shares that were exchanged for shares of Parent Common Stock under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such ACI Parent Certificate under the CBCA and the articles and by-laws of ACI, and such additional documents and instruments as the Exchange Agent may reasonably require, the holder of such surrendered ACI Parent Certificate shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of shares of Parent Common Stock which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.4 hereof and any cash in respect of a fractional interest in a share pursuant to Section
4.6 hereof, in each case less any amounts withheld pursuant to Section 4.11 hereof), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of ACI Common Shares that is not registered in the transfer records of ACI, a certificate representing the proper number of shares of Parent Common Stock may be issued to the transferee if the certificate representing such ACI Common Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.3 hereof, each certificate which immediately prior to the Effective Time represented ACI Common Shares that were exchanged for shares of Parent Common Stock shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing shares of Parent Common Stock as contemplated by this Section 4.3 hereof, (ii) a cash payment in respect of a fractional interest in a share as contemplated by Section 4.6 hereof and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to such shares as contemplated by Section 4.4 hereof, in each case less any amounts withheld pursuant to Section 4.11 hereof.

4.4  DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES

     No dividends or other distributions with respect to shares of Parent Common Stock or Exchangeable Shares with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificate with respect to the shares of Parent Common Stock or Exchangeable Shares that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock or Exchangeable Shares shall be paid to any such holder pursuant to
Section 4.6 hereof, in each case until the holder of such Share Certificate shall have surrendered such Share Certificate in accordance with this Article
4. Following the surrender of any Share Certificate, there shall be paid to the record holder of the certificate representing whole shares of Parent Common Stock or whole Exchangeable Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date on or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock or whole Exchangeable Shares and the amount of any cash payable in lieu of a fractional share of Parent Common Stock or Exchangeable Share to which such holder is entitled pursuant to Section 4.6 hereof and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock or whole Exchangeable Shares.

4.5  NO FURTHER OWNERSHIP RIGHTS IN ACI COMMON SHARES

     The shares of Parent Common Stock and Exchangeable Shares issued upon conversion of the ACI Common Shares in accordance with the terms hereof and the payment of such dividends or other distributions as are payable pursuant to
Section 4.3 and such cash in lieu of any fractional shares as is payable pursuant to Section 4.6 hereof upon the surrender of Share Certificates in accordance with the terms of this Article 4 shall be deemed to have been in full satisfaction of all rights pertaining to the ACI Common Shares formerly represented by such Share Certificates, subject, however, to ACI's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by ACI on the ACI Common Shares in accordance with the terms of this Agreement prior to the Effective Time. At the close of business on the day on which the Effective Time occurs, the share transfer books of ACI shall be closed, and there shall be no further registration of transfers on the share transfer books of ACI of the ACI Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Share Certificate is presented to ACI for transfer, it shall be canceled against delivery thereof and exchanged as provided in this Article 4.

4.6  NO FRACTIONAL SHARES

     No certificates or scrip representing fractional shares of Parent Common Stock or Exchangeable Shares shall be issued upon the surrender for exchange of Share Certificates, no dividends or other distributions of Parent or ExchangeCo shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent or ExchangeCo.

     As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of whole shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 4.1 hereof over (y) the aggregate number of whole shares of Parent Common Stock to be distributed to holders of ACI Common Shares pursuant to Section 4.3 hereof (such excess being herein called the "EXCESS PARENT SHARES"). Following the Effective Time, the Exchange Agent, as agent for the holders of ACI Common Shares, shall sell the Excess Parent Shares at then prevailing prices on the NYSE, all in the manner provided in this Section 4.6 hereof.

     The sale of the Excess Parent Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use all reasonable efforts to complete the sale of the Excess Parent Shares as promptly following the Effective Time as, in the Exchange Agent's reasonable judgment, is practicable and consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the proceeds of such sale or sales have been distributed to the former holders of ACI Common Shares, the Exchange Agent will hold such proceeds in trust for the holders of ACI
Common Shares (the "EXCESS PARENT SHARES TRUST"). Parent shall pay all commissions, transfer taxes and other out of pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with such sale of the Excess Parent Shares. The Exchange Agent shall determine the portion of the Excess Parent Shares Trust to which each holder of ACI Common Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Excess Parent Shares Trust by a fraction the numerator of which is the amount of the fractional share interest to which such holder of ACI Common Shares is entitled (after taking into account all ACI Common Stock held at the Effective Time by such holder which were exchanged for shares of Parent Common Stock) and the denominator of which is the aggregate amount of fractional share interests to which all holders of ACI Common Shares who exchanged such shares for shares of Parent Common Stock are entitled.

     As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (x) the number of whole Exchangeable Shares delivered to the Exchange Agent by ExchangeCo pursuant to Section 4.1 hereof over (y) the aggregate number of whole Exchangeable Shares to be distributed to holders of ACI Common Shares pursuant to Section 4.3 hereof (such excess being herein called the "EXCESS EXCHANGEABLE SHARES"). Following the Effective Time, the Exchange Agent, as agent for the holders of ACI Common Shares, shall sell the Excess Exchangeable Shares all in the manner provided in this Section 4.6.

     The sale of the Excess Exchangeable Shares by the Exchange Agent shall be executed by private sale (or by way of sale through the facilities of the TSX). The Exchange Agent shall use all reasonable efforts to complete the sale of the Excess Exchangeable Shares as promptly following the Effective Time as, in the Exchange Agent's reasonable judgment, is practicable and consistent with obtaining the best execution of such sales in light of prevailing market conditions. Until the proceeds of such sale or sales have been distributed to the former holders of ACI Common Shares, the Exchange Agent will hold such
proceeds  in  trust  for  the  holders  of  ACI  Common   Shares  (the  "EXCESS
EXCHANGEABLE SHARES TRUST"). ExchangeCo shall pay all commissions, transfer taxes and other out of pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with such sale of the Excess Exchangeable Shares. The Exchange Agent shall determine the portion of the Excess Exchangeable Shares Trust to which each holder of ACI Common Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Excess Exchangeable Shares Trust by a fraction the numerator of which is the amount of the fractional share interest to which such holder of ACI Common Shares is entitled (after taking into account all ACI Common Stock held at the Effective Time by such holder which were exchanged for Exchangeable Shares) and the denominator of which is the aggregate amount of fractional share interests to which all holders of ACI Common Shares who exchanged such shares for Exchangeable Shares are entitled.

     Notwithstanding the foregoing, ExchangeCo or Parent, respectively, shall be entitled to deposit cash with the Exchange Agent to enable the Exchange Agent to make cash payments provided for in this Section 4.6, in which case the Exchangeable Shares or Parent Common Stock, as the case may be, that would otherwise be sold by the Exchange Agent will be surrendered to ExchangeCo or Parent or no such shares will be issued.

4.7  TERMINATION OF THE ACI EXCHANGE FUND

     Any portion of the ACI Exchange Fund that remains undistributed to the holders of the Share Certificates for six months after the Effective Time shall be delivered to Parent and ExchangeCo, pro rata in the proportion of undistributed Parent Elected Shares to ExchangeCo Elected Shares, upon demand, and any holders of the Share Certificates who have not theretofore complied with this Article 4 shall thereafter look only to Parent and ExchangeCo for, and Parent and ExchangeCo shall remain liable for, payment of their claim for shares of Parent Common Stock, Exchangeable Shares, any dividends or other distributions payable pursuant to Section 4.3 hereof and cash in lieu of any fractional shares payable pursuant to Section 4.6 hereof in accordance with this Article 4.

4.8  NO LIABILITY

     None of Parent, ExchangeCo, CallCo, ACI or Bowater, or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, Exchangeable Shares, dividends or other distributions from the ACI Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Share Certificate shall not have been surrendered prior to three years after the Effective Time (or immediately prior to such earlier date on which any shares of Parent Common Stock or Exchangeable Shares (and any dividends or other distributions payable with respect thereto pursuant to Section 4.3 hereof and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 4.6 hereof) would otherwise escheat to or become the property of any Governmental Authority), any such shares (and any dividends or other distributions payable with respect thereto pursuant to Section 4.3 hereof and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 4.6 hereof) shall, to the extent permitted by applicable Law, become the property of Parent or ExchangeCo as the case may be, free and clear of all claims, rights, interest or liens of any person previously entitled thereto.

4.9  INVESTMENT OF ACI EXCHANGE FUND

     The Exchange Agent shall invest the cash included in the ACI Exchange Fund as directed by Parent and ExchangeCo, in proportion to the amounts represented by the Parent Elected Shares to the ExchangeCo Elected Shares. Any interest and other income resulting from such investments shall be paid to and be income of Parent and ExchangeCo, respectively. If for any reason (including losses on any investments) the cash in the ACI Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent and ExchangeCo shall promptly deposit cash into the ACI Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations, pro rata in the proportion of Parent Elected Shares to ExchangeCo Elected Shares.

4.10 LOST SHARE CERTIFICATES

     If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent or ExchangeCo, the posting by such person of a bond in such reasonable amount as Parent or ExchangeCo may direct as indemnity against any claim that may be made against it with respect to such Share Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Share Certificate shares of Parent Common Stock, Exchangeable Shares any dividends or other distributions payable pursuant to Section 4.3 hereof and cash in lieu of any fractional shares payable pursuant to Section 4.6 hereof, in each case pursuant to this Article 4.

4.11 WITHHOLDING RIGHTS

     Parent, ACI, ExchangeCo, or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Arrangement such amounts as Parent, ACI, ExchangeCo or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, provincial or state or local or other Law of any applicable country or jurisdiction. To the extent that amounts are so deducted, withheld and paid over to the appropriate Governmental Authority by Parent, ACI, ExchangeCo or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to the holder of Share Certificates in respect of which such deduction and withholding was made by Parent, ExchangeCo or the Exchange Agent.

                                   ARTICLE 5
            CERTAIN RIGHTS OF CALLCO TO ACQUIRE EXCHANGEABLE SHARES

5.1  CALLCO CALL RIGHTS

     By virtue of this Plan of Arrangement and the Exchangeable Share Provisions, each holder of ACI Common Shares who receives Exchangeable Shares under this Plan of Arrangement, and the assignees from time to time of such Exchangeable Shares, shall be subject to the Liquidation Call Right and the Redemption Call Right of CallCo as referred to in the Exchangeable Share
Provisions and, for the purposes of this Plan of Arrangement, set out in Sections 5.2 and 5.3 hereof. Capitalized terms used in Sections 5.2 and 5.3 hereof and not otherwise defined in this Plan of Arrangement shall have the meaning ascribed thereto in the Exchangeable Share Provisions. In addition, such holders and their assignees as aforesaid shall be subject to all other rights of CallCo contained in the Exchangeable Share Provisions, including, without limitation, the Retraction Call Right (as defined in the Exchangeable Share Provisions).

5.2  CALLCO LIQUIDATION CALL RIGHT

     (a) CallCo shall have the overriding right (the "LIQUIDATION CALL RIGHT"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of ExchangeCo pursuant to
          Article 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by CallCo of an amount per share equal to (i) the Current Market Price (as defined in the Exchangeable Share Provisions) of a share of Parent Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by causing to be delivered to such holder one share of Parent Common Stock, plus (ii) the right to receive the full amount when paid of all unpaid dividends on such Exchangeable Share for which the record date has occurred prior to the Liquidation Date (collectively, the "LIQUIDATION CALL PURCHASE PRICE"). In the event of the exercise of the Liquidation Call Right by CallCo, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to CallCo on the Liquidation Date on payment by CallCo to the holder of the Liquidation Call Purchase Price for each such share.

     (b) To exercise the Liquidation Call Right, CallCo must notify ExchangeCo and ExchangeCo's transfer agent (the "TRANSFER Agent"), as agent for the holders of Exchangeable Shares, of CallCo's intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of ExchangeCo and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of ExchangeCo. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not CallCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by CallCo. If CallCo exercises the Liquidation Call Right, then on the Liquidation Date, CallCo will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

     (c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, CallCo shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of shares of Parent Common Stock deliverable by CallCo in payment of the total Liquidation Call Purchase Price and shall waive any rights to receive any dividends which represent the amount of the remaining portion, if any, of the total Liquidation Call Purchase Price, less any amounts withheld pursuant to Section 4.11 hereof. Provided that CallCo has complied with the immediately preceding sentence, on and after the Liquidation Date, the rights of each holder of Exchangeable Shares will be limited to receiving such holder's proportionate part of the total Liquidation Call Purchase Price payable by CallCo (which, in the case of unpaid dividends, if any, shall be satisfied by the payment thereof by ExchangeCo on the payment date for such dividends) upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the shares of Parent

          Common Stock to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of ExchangeCo and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of CallCo shall deliver to such holder, certificates representing the shares of Parent Common Stock to which the holder is entitled and on the applicable dividend payment date a cheque or cheques payable at par at any branch of the bankers of ExchangeCo in Canada in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price less any amounts withheld pursuant to Section 4.11 hereof. If CallCo does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the liquidation price otherwise payable by ExchangeCo in connection with the liquidation, dissolution or winding-up of ExchangeCo pursuant to Article 5 of the Exchangeable Share Provisions.

5.3  CALLCO REDEMPTION CALL RIGHT

     (a) CallCo shall have the overriding right (the "REDEMPTION CALL RIGHT"), notwithstanding the proposed redemption of the Exchangeable Shares by ExchangeCo pursuant to Article 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by CallCo to the holder of an amount per share equal to (i) the Current Market Price (as defined in the Exchangeable Share Provisions) of a share of Parent Common Stock on the last Business Day prior to the Redemption Date, which shall be satisfied in full by causing to be delivered to such holder one share of Parent Common Stock plus (ii) the right to receive the full amount when paid of all unpaid dividends on such Exchangeable Share for which the record date has occurred prior to the Redemption Date (collectively, the "REDEMPTION CALL PURCHASE PRICE"). In the event of the exercise of the Redemption Call Right by CallCo, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to CallCo on the Redemption Date on payment by CallCo to the holder of the Redemption Call Purchase Price for each such share.

     (b) To exercise the Redemption Call Right, CallCo must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and ExchangeCo of CallCo's intention to exercise such right at least 60 days before the Redemption Date, except in the case of a redemption occurring as a result of an acquisition of Control of Parent (as defined in the Exchangeable Share Provisions) in which case CallCo shall notify the Transfer Agent and ExchangeCo on or before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not CallCo has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by CallCo. If CallCo exercises the Redemption Call Right, on the Redemption Date CallCo will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

     (c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, CallCo shall deposit with the Transfer Agent, on or before the Redemption Date, certificates representing the aggregate number of shares of Parent Common Stock deliverable by CallCo in payment of the total Redemption Call Purchase Price and shall waive any rights to receive any dividends which represent the amount of the remaining portion, if any, of the total Redemption Call Purchase Price less any amounts withheld pursuant to Section 4.11 hereof. Provided that CallCo has complied with the immediately preceding sentence, on and after the Redemption Date the rights of each holder of Exchangeable Shares will be limited to receiving such holder's proportionate part of the total Redemption Call Purchase Price payable by CallCo (which in case of unpaid dividends, if any, shall be satisfied by the payment thereof by ExchangeCo on the payment date for such dividends) upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the shares of Parent Common Stock to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the by-laws of ExchangeCo and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of CallCo shall deliver to such holder, certificates representing the shares of Parent Common Stock to which the holder is entitled and on the applicable dividend payment date a cheque or cheques payable at par at any branch of the bankers of ExchangeCo in Canada in payment of the remaining portion, if any, of the total Redemption Call Purchase Price less any amounts withheld pursuant to Section 4.11 hereof. If CallCo does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the redemption price otherwise payable by ExchangeCo in connection with the redemption of the Exchangeable Shares pursuant to Article 7 of the Exchangeable Share Provisions.

                                   ARTICLE 6
                                   AMENDMENTS

6.1  AMENDMENTS TO PLAN OF ARRANGEMENT

     (a) ACI reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Bowater, (iii) filed with the Court and, if made following the ACI Meeting, approved by the Court and (iv) communicated to holders of ACI Common Shares, if and as required by the Court.

     (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by ACI at any time prior to the ACI Meeting (provided that Bowater shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the ACI Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

     (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the ACI Meeting shall be effective only if (i) it is consented to by each of ACI and Bowater and (ii) if required by the Court, it is consented to by holders of the ACI Common Shares, voting in the manner directed by the Court.

     (d) Notwithstanding Section 6.1(a) hereof, any amendment, modification or supplement to this Plan of Arrangement may be made at any time and from time to time prior to the Effective Date unilaterally by written agreement of ACI and Bowater, provided that it concerns a matter which, in the reasonable opinion of ACI and Bowater, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of ACI Common Shares, ACI Stock Options and ACI Share-Based Award.

                                   ARTICLE 7
                               FURTHER ASSURANCES

     Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement, within the meaning of section 192 of the CBCA and, in particular, that the share exchanges, within the meaning of section 192(l)(f) of the CBCA, shall become effective in accordance with section 192(8) of the CBCA, without any further act or formality, each of the parties to the Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.